Exhibit 1.2

Munksjö and Ahlstrom to combine, creating a global leader in sustainable and innovative fiber-based solutions

Helsinki, Finland, 2016-11-07 07:30 CET (GLOBE NEWSWIRE)--

MUNKSJÖ OYJ, STOCK EXCHANGE RELEASE 7 November 2016 at 8:30 a.m. EET

This stock exchange release may not be published or distributed, in whole or in part, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa, Japan or any other country where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken, in addition to the requirements under Finnish law. For further information, see “Important notice” below.

Munksjö and Ahlstrom to combine, creating a global leader in sustainable and innovative fiber-based solutions

The Boards of Directors of Munksjö Oyj (“Munksjö”) and Ahlstrom Corporation (“Ahlstrom”) announce the combination of the two companies through a merger.

•	The combination will create a global leader in sustainable and innovative fiber-based solutions with preliminary combined annual net sales of approximately EUR 2.2 billion and adjusted EBITDA of EUR 249 million[i]. The combined company will have approximately 6,200 employees as well as production in 14 countries.

•	The combination is expected to create significant value for the stakeholders in the combined company through stronger global growth opportunities and improved operational efficiency. The combined company’s growth ambitions will be supported by a strong balance sheet and strong cash flow generation.

•	Annual cost synergies are estimated to be approximately EUR 35 million. The cost synergies are expected to be gradually realised over two years following completion of the combination with a more pronounced impact expected from the fourth quarter of 2017.

•	The combination will be implemented as a statutory absorption merger whereby Ahlstrom will be merged into Munksjö.

•	Ahlstrom’s shareholders will receive as merger consideration 0.9738 new shares in Munksjö for each share in Ahlstrom owned by them, corresponding to an ownership in the combined company following the completion of the combination of approximately 52.8% for Munksjö shareholders and approximately 47.2% for Ahlstrom shareholders.

•	Based on the one-month volume-weighted average share prices of both Munksjö and Ahlstrom, the corresponding ownership of Munksjö and Ahlstrom shareholders would have been approximately 52.1% / 47.9%, respectivelyii

•	Based on the three-month volume-weighted average share prices of both Munksjö and Ahlstrom, the corresponding ownership of Munksjö and Ahlstrom shareholders would have been approximately 54.0% / 46.0%, respectivelyiii

•	Munksjö and Ahlstrom propose to distribute funds in the total amount of approximately EUR 23 million each, corresponding to EUR 0.45 per share in Munksjö and EUR 0.49 per share in Ahlstrom, to their respective shareholders before the combination is completed in lieu of the companies’ ordinary annual distribution.

•	The completion of the combination is subject to, inter alia, approval by the Extraordinary General Meetings (each, an “EGM”) of Munksjö and Ahlstrom, which are currently expected to be held on 11 January 2017, as well as merger control approvals from relevant competition authorities.

•	The combined entity has obtained underwritten financing for the merger from Nordea and SEB.

•	Shareholders holding in aggregate approximately 32.9% of the shares and votes in Ahlstrom and approximately 39.6% of the shares and votes in Munksjö, have irrevocably undertaken to attend the companies’ respective EGMs and to vote in favour of the combination.

•	The combination is expected to be completed in the beginning of the second quarter of 2017.

•	Financial targets for the combined company are expected to include an EBITDA margin above 14% over a business cycle, net gearing below 100%, as well as a stable and annually increasing dividend.

Peter Seligson, Chairman of the Board of Munksjö, commented:

“After the very successful integration of our acquired businesses during the past years and strong operating performance, the combination with Ahlstrom is a natural first step in the execution of our growth strategy, combining two leading businesses into one strong engine for performance and growth. The combined company will be positioned for strong long term-financial returns partly through the significant communicated cost synergies but mainly through enhanced future competitiveness and growth opportunities.”

Hans Sohlström, Chairman of the Board of Ahlstrom, continued:

“During the past two years the Ahlstrom management has executed a very focused and successful business turn-around by shedding costs and by focusing on commercial excellence with new products and value adding solutions for our customers. The financial results speak for themselves. The combination now enables us to directly jump into a growth mode with a much stronger balance sheet and greater earnings potential which will benefit our shareholders and our customers as well as other stakeholders. We will together be able to leverage several strategic advantages and we will focus on shareholder returns through increased profits as well as profitable global growth initiatives in the area of sustainable and innovative fiber-based solutions.”

Jan Åström, President and CEO of Munksjö, commented:

“Munksjö and Ahlstrom are two solid and profitable companies with strong cash flows that already today have attractive positions within their respective businesses. Together we will form an even stronger growth platform supported by the cost synergies identified but also by the added top line opportunities. The offerings and market presences are complementary, enabling us to offer our customers a broader range of solutions with a truly global reach. Our collective quality leadership, know-how and innovation capacity will add further value to all customers. About 90 per cent of the combined company’s products are made from renewable fibers, which will be increasingly important for our sustainability ambitions and footprint going forward.”

Press and analyst conference

A joint press conference and conference call will be held today, 7 November 2016, at 11:00 a.m. EET (10:00 a.m. CET), at Restaurant Savoy (Eteläesplanadi 14, 7th floor) in Helsinki, Finland. Please see below for additional details.

BACKGROUND TO THE COMBINATION

Munksjö and Ahlstrom are both focused on sustainable and innovative fiber-based solutions. The companies have also had a jointly operated site in Turin, Italy since the business combination of Munksjö AB and Ahlstrom’s Label and Processing business in 2013. For the past years, both companies have focused on streamlining operations and improving operational efficiency with clear results.

The combination is a natural next step in the development of the two companies as it has a strong strategic logic and is expected to improve competitiveness. The combination is also expected to increase and create new growth opportunities through the complementary customer bases, product portfolios and geographical footprints of the two companies. The companies also believe that by combining their operations they can achieve further efficiency improvements as well as benefits of scale in the capital markets in the form of increased liquidity, investor interest and analyst coverage. As a result of their history, both companies know each other well and strongly believe the companies will have a good operational fit. Therefore, the Boards of Directors of Munksjö and Ahlstrom have, on 7 November 2016, entered into a combination agreement (the “Combination Agreement”) and executed a merger plan, pursuant to which the companies will combine. The merger plan and a summary of the Combination Agreement are included as annexes to this stock exchange release.

RATIONALE FOR THE COMBINATION

The combination will create a global leader in sustainable and innovative fiber-based solutions (more than 90% produced from renewable fibers), with leading global positions in the main product areas decor, filtration and release liners. The combined company will be better positioned to serve customers and will have a strengthened position in the value chain through increased size.

Through the combination, a strong and well-established platform will be created with multiple growth opportunities through a broadened customer base, a widened geographical footprint and expanded product and service offerings. Together, the companies will be able to serve a broad range of end-market segments with complementary product and service offerings (e.g., filtration and abrasives to the automotive industry as well as food and beverage packaging and release liners to the food and beverage industry), which creates potential for innovation within new customer-focused solutions. The two companies have complementary geographical footprints, as Munksjö has strong market positions in Europe and South America and Ahlstrom has strong market positions in Europe, North America and Asia, which opens up new geographical growth opportunities through coordination of the product portfolios and distribution and logistics networks. The combined company will have a more diversified revenue and earnings base through this wider geographic footprint and broader product offering and is expected to have a strong financial position and cash flow to support the combined company’s strategic growth ambitions. The increased size and strengthened capital base also gives potential for increased financing options and lower cost of debt. Furthermore, the combination offers employees enhanced career opportunities, supporting the combined company’s ability to attract and retain top talent.

Synergies

The combination is expected to create significant value for the stakeholders in the combined company through synergies resulting from the coordination of the operations of the two companies. Short to mid-term, the annual cost synergies are estimated to be approximately EUR 35 million.

The majority of the planned cost synergies are expected to be achieved through organisational streamlining, mainly within general, administrative and sales expenses (SG&A) as well as through a focusing of central administration and a combination of administration for closely located sales offices and mills. The remaining planned cost synergies are mainly expected to be reached through coordination of purchasing and production.

The annual cost synergies are expected to be gradually realised over two years following completion of the combination. A more pronounced impact on the combined company’s profitability is expected from the fourth quarter of 2017 and the cost synergies are expected to be fully realised as from the second quarter of 2019. Integration costs of approximately EUR 30 million are expected to have nonrecurring cash flow impacts from the third quarter of 2017 to the second quarter of 2018, with the majority of nonrecurring costs impacting the second and third quarters of 2017. Munksjö and Ahlstrom will inform, consult and negotiate with relevant employee organisations regarding the social, economic and legal consequences of the proposed combination in accordance with the applicable legal requirements.

The combined company will continue to evaluate additional revenue and cost synergies beyond the current plan through leveraging the combined R&D platform, cross selling through the combined customer base and further coordination of production, sales and procurement.

THE COMBINED COMPANY

Overview

The combined company will become a global leader in sustainable and innovative fiber-based solutions with preliminary combined annual net sales of approximately EUR 2.2 billion and EBITDA of EUR 249 million for the twelve months ended 30 September 2016, and approximately 6,200 employees. The combined company will have 41 production and converting facilities in 14 countries and will have leading global positions in its main product areas:

•	Decor: Surface cover for wood-based panels, used in the production of furniture, flooring and other interior and exterior architectural panels.

•	Filtration: Products used for automotive applications (oil, fuel, and air filters), gas turbines, and indoor air quality filters. Advanced filter applications for, among others, laboratory use and life science applications.

•	Industrial Solutions: Release liners and other products used for, among others, labelling, specialty tapes, abrasive backings, electrotechnical insulation and other industrial applications.

•	Specialties: Specialty products used for, among others, building and wind applications, medical care, hygiene and food packaging.

Board of Directors and Management

Following consultation with the shareholders’ nomination board of each of Munksjö and Ahlstrom, the Board of Directors of Munksjö will make a proposal to the EGM of Munksjö resolving on the combination that Peter Seligson, Elisabet Salander Björklund, Sebastian Bondestam, Alexander Ehrnrooth, Hannele Jakosuo-Jansson, Mats Lindstrand and Anna Ohlsson-Leijon, current members of the Board of Directors of Munksjö, be conditionally elected to continue to serve on the Board of Directors of Munksjö following the completion of the combination and that Hans Sohlström, Jan Inborr, Johannes Gullichsen and Harri-Pekka Kaukonen, current members of the Board of Directors of Ahlstrom, be conditionally elected as members of the Board of Directors of Munksjö following the completion of the combination. The nominees have indicated that if elected they will elect Hans Sohlström as Chairman of the Board of Directors of Munksjö, and Peter Seligson and Elisabet Salander Björklund as Vice-Chairmen of the Board of Directors of Munksjö.

Munksjö’s current CEO, Jan Åström, will continue to serve as the CEO of the combined company. The management team of the combined company will also include the current CFO of Munksjö, Pia Aaltonen-Forsell, and the current CFO of Ahlstrom, Sakari Ahdekivi.

Ownership Structure and Corporate Governance

Pursuant to the merger plan, Ahlstrom shareholders will receive as merger consideration 0.9738 new shares in Munksjö for each share in Ahlstrom owned by them, corresponding to an ownership in the combined company following the completion of the combination of approximately 52.8% for Munksjö shareholders and approximately 47.2% for Ahlstrom shareholders. The table below illustrates the largest owners of the combined company, assuming all current Ahlstrom shareholders are also shareholders at the completion of the combination.

Owner	% of shares and votes
Ahlström Capitaliv	13.4%
Virala group of companies[v]	12.6%
Ilmarinen Mutual Pension Insurance Company	4.7%
Varma Mutual Pension Insurance Company	2.4%
OP Mutual Funds	2.3%

Top 5 shareholders	35.4%
Other shareholders	64.6%

Total	100.0%

Ahlstrom shareholders	47.2%
Munksjö shareholders	52.8%

The combined company will have a primary listing on Nasdaq Helsinki Ltd and a secondary listing on Nasdaq Stockholm Ltd. The combined company will be domiciled in Finland.

The combined company will provisionally be called Ahlstrom-Munksjö Oyj, with the intention to propose a new name by the time of completion of the combination for approval by the annual general meeting of Munksjö following the completion of the combination.

Divestment of Osnabrück plant

As announced by Ahlstrom on 7 November 2016, Ahlstrom has signed an agreement to divest its German subsidiary with operations in Osnabrück to Kämmerer GmbH. The transaction will also include Ahlstrom’s 50% stake in AK Energie (a joint venture with Kämmerer). The transaction is expected to be completed in January 2017. For more information, please see the release at http://www.ahlstrom.com/en/Investors/.

Preliminary Combined Financial Information

Basis for Preparation

The unaudited financial information for the combined company presented below is based on Munksjö’s and Ahlstrom’s audited consolidated financial statements for the year ended 31 December 2015 and unaudited consolidated interim information for the nine months ended 30 September 2016 and unaudited financial statements bulletins for the year ended 31 December 2015.

The combined financial information is presented for illustrative purposes only. The combined income statement information, the combined operating cash flow and capital expenditure information have been calculated assuming the activities had been included in one entity from the beginning of each period. The preliminary annual net sales, adjusted EBITDA and EBITDA of the combined company have been calculated as a sum of combined financial information for the twelve months ended 30 September 2016. The combined statement of financial position and interest-bearing net debt illustrates the impacts of the combination as if it had occurred on 30 September 2016.

The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information inasmuch as any purchase price allocation, differences in accounting principles, adjustments related to transaction costs and impacts of the refinancing have not been taken into account. The difference between the preliminary merger consideration, which has been calculated based on the closing price of the shares in Munksjö on 2 November 2016 and Ahlstrom’s net assets as at 30 September 2016 has been allocated to non-current assets. The expected cost synergies have not been included.

For the purposes of financial reporting, the actual combined financial information will, however, be calculated based on the final merger consideration and the fair values of Ahlstrom’s identifiable assets and liabilities as at the date of completion of the combination, including the impacts of the refinancing that is contingent on the completion of the combination. The combined company’s financial information that will be published in the future following the completion of the combination could therefore differ significantly from the illustrative combined financial information presented below. Accordingly, this information is not indicative of what the combined company’s actual financial position, results of operations or key figures would have been had the combination been completed on the dates indicated.

Combined Income Statement Information

	January - September 2016			January - December 2015			October 2015 – September 2016
EUR million	Combined company	Munksjö	Ahlstrom	Combined company	Munksjö	Ahlstrom	Combined company	Munksjö	Ahlstrom
Net Sales	1,680.3	860.5	819.8	2,205.4	1,130.7	1,074.7	2,225.3	1,150.5	1,074.8
EBITDA (Adj.)*	205.3	100.6	104.7	198.6	93.6	105.0	249.1	122.7	126.4
EBITDA -% (Adj.)*	12.2	11.7	12.8	9.0	8.3	9.8	11.2	10.7	11.8
EBITDA*	201.9	100.6	101.3	182.9	86.3	96.6	239.0	122.7	116.3
EBITDA -%*	12.0	11.7	12.4	8.3	7.6	9.0	10.7	10.7	10.8

*	The adjusted EBITDA and EBITDA of Ahlstrom have been adjusted by including share of profit / loss of equity accounted investments into these line items to align with Munksjö’s reporting format. The adjusted EBITDA of Munksjö and Ahlstrom exclude items affecting comparability.

The transactions between Munksjö and Ahlstrom have not been eliminated from the combined income statement information. The combined net sales include transactions between Munksjö and Ahlstrom that amounted to EUR 18.1 million for the nine months ended 30 September 2016 and to EUR 30.7 million for the year ended 31 December 2015. The transactions between Munksjö and Ahlstrom did not have any impact on the combined EBITDA or adjusted EBITDA.

The income statement information of Ahlstrom has not been adjusted for the sale of Osnabrück. The net sales of Osnabrück amounted to EUR 60.4 million for the nine months ended 30 September 2016 and EUR 80.9 million for the year ended 31 December 2015. The EBITDA of Osnabrück amounted to EUR -1.2 million for the nine months ended 30 September 2016 and EUR -10.7 million for the year ended 31 December 2015. The adjusted EBITDA of Osnabrück amounted to EUR -1.2 million for the nine months ended 30 September 2016 and EUR -9.1 million for the year ended 31 December 2015.

Combined Statement of Financial Position Information

	30 September 2016
EUR million	Combined company	Munksjö	Ahlstrom
Non-current assets	1,600.8	738.8	486.0
Current assets excl. cash	571.4	303.5	267.9
Cash and cash equivalents	170.7	116.2	54.5
Total assets	2,342.9	1,158.5	808.4

Total equity	1,008.5	424.9	307.6
Non-current liabilities	642.9	440.5	202.4
Current liabilities	691.5	293.1	298.4
Total equity and liabilities	2,342.9	1,158.5	808.4

Interest bearing net debt	430.3	199.8	130.5

The statement of financial position of Ahlstrom has not been adjusted for the sale of Osnabrück. The financial line items of Osnabrück included in the statement of financial position of Ahlstrom as at 30 September 2016 are non-current assets of EUR 3.8 million, current assets excluding cash of EUR 49.3 million, cash and cash equivalents of EUR 2.6 million, total equity of EUR 5.7 million, non-current liabilities of EUR 33.3 million and current liabilities of EUR 16.7 million. In addition to the cash and cash equivalents of Osnabrück as at 30 September 2016, Ahlstrom will settle Osnabrück’s internal receivable from Ahlstrom amounting to EUR 26.5 million in connection with the sale of Osnabrück.

The receivable balance as at 30 September 2016 between Munksjö and Ahlstrom amounting to EUR 2.5 million is not eliminated from the combined current assets and liabilities balances.

The hybrid bond of EUR 100.0 million recorded in Ahlstrom’s equity is included in current liabilities and interest-bearing net debt in the combined statement of financial position information.

Combined statement of financial position information has not been adjusted for the proposals of Munksjö and Ahlstrom to distribute funds in the total amount of approximately EUR 23 million each to their respective shareholders before the combination is completed.

Combined Key Figures

	January - September 2016			January - December 2015			October 2015 - September 2016
EUR million	Combined company	Munksjö	Ahlstrom	Combined company	Munksjö	Ahlstrom	Combined company	Munksjö	Ahlstrom
Operating cash flow	171.9	73.0	98.9	115.5	55.5	60.0	239.7	117.5	122.2
Capital expenditure	46.5	28.5	18.0	67.1	39.8	27.3	69.0	37.4	31.6

Financial Targets

The Boards of the Directors of Munksjö and Ahlstrom have together with the management of the companies considered appropriate financial targets for the combined company and agreed on the following framework. Subsequent to the completion of the combination, the new management team of the combined company will together with the Board of Directors of the combined company refine and possibly adapt these targets.

•	EBITDA margin target: EBITDA margin above 14% over a business cycle

•	Net gearing target: Net gearing below 100%

•	Dividend target: The combined company aims for a stable and annually increasing dividend

THE MERGER

The Statutory Merger in Brief

The proposed combination of Munksjö and Ahlstrom will be executed through a statutory absorption merger pursuant to the Finnish Companies Act in such a manner that all assets and liabilities of Ahlstrom are transferred without a liquidation procedure to Munksjö.

Ahlstrom’s shareholders will receive as merger consideration 0.9738 new shares in Munksjö to be issued for each share in Ahlstrom (i.e., new shares in Munksjö will be issued to Ahlstrom’s shareholders in proportion to their existing shareholdings in Ahlstrom in the ratio of 0.9738:1). The aggregate number of the new shares in Munksjö to be issued is expected to be 45,376,992 shares (excluding treasury shares held by Ahlstrom and assuming that none of Ahlstrom’s shareholders demand at the EGM of Ahlstrom to decide on the merger that their shares be redeemed).

Ahlstrom has received an advance tax ruling from the Finnish Tax Office for Major Corporations (Konserniverokeskus) according to which the statutory merger will be treated as a tax neutral merger as defined in Section 52 a of the Finnish Business Income Tax Act.

The completion of the statutory merger is subject to, inter alia, approval by the EGMs of Munksjö and Ahlstrom currently expected to be held on 11 January 2017, as well as merger control approvals from relevant competition authorities. The companies will publish the invitations to their respective EGMs through separate stock exchange releases.

The Board of Directors of Munksjö and Ahlstrom have also agreed to propose to their respective EGMs the authorisation of the respective Board of Directors to resolve upon the distribution of funds in the total amount of approximately EUR 23 million each, corresponding to EUR 0.45 per share in Munksjö and EUR 0.49 per share in Ahlstrom, to their respective shareholders before the completion of the combination in lieu of the companies’ ordinary annual distribution. Munksjö would implement such distribution as a return of equity from the reserve for invested unrestricted equity and Ahlstrom would implement such distribution as a dividend payment. The completion of the combination is expected to take place in the beginning of the second quarter of 2017, provided that the conditions for the statutory merger have been fulfilled. Therefore, no annual general meeting of Ahlstrom is expected to be held in 2017. The 2017 annual general meeting of Munksjö is expected to be held following the completion of the combination.

The merger plan is included as an annex to this stock exchange release and contains information, inter alia, on the merger consideration to Ahlstrom’s shareholders, the planned time for completion of the statutory merger, the division of Ahlstrom’s assets and liabilities to Munksjö and the conditions for the completion of the statutory merger.

Further information about the combination, the merger and the combined company will also be available in a prospectus to be published by Munksjö prior to the EGMs of Munksjö and Ahlstrom.

Preliminary Timetable

•	December 2016: Publication of merger prospectus

•	11 January 2017: EGMs of Munksjö and Ahlstrom

•	Beginning of the second quarter of 2017: Expected completion of the combination

•	On or about first trading date following the completion: Expected first trading day of the new shares in Munksjö issued to Ahlstrom’s shareholders

Fairness Opinions

With support in their assessments in the form of a fairness opinion from the respective financial advisors of Munksjö and Ahlstrom, the Boards of Directors of Munksjö and Ahlstrom have concluded that the merger and the merger consideration are in the best interest of the respective companies and their respective shareholders.

Financing

The combined entity has obtained underwritten financing for the merger from Nordea and SEB, as the joint underwriters. The new financing arranged in connection with the combination consists of the following credit facilities:

•	In the aggregate, approximately EUR 560 million multicurrency term and revolving credit facilities for Munksjö with maturities ranging between three and five years; and

•	EUR 200 million bridge facility for Ahlstrom, which will be assumed by Munksjö as from the date of completion of the merger with amended terms and commitments reduced to EUR 100 million. The bridge facility has a maturity of 18 months from the planned combination date.

The facilities are to be used, inter alia, for the refinancing of existing indebtedness, for transaction costs and for general corporate purposes. Ahlstrom intends to obtain relevant waivers and consents for certain existing financing arrangements. The financing secured for the combined company is expected to lower its total cost of financing.

Shareholder Support

Shareholders holding in aggregate approximately 32.9% of the shares and votes in Ahlstrom and approximately 39.6% of the shares and votes in Munksjö, including Ahlström Capitalvi, Virala group of companiesvii, Ilmarinen Mutual Pension Insurance Company, Varma Mutual Pension Insurance Company, Peter Seligsonviii, Johan Erik Gullichsen, Robin Ahlström, Johannes Gullichsen, Thomas Ahlström and Martti Saikku, have irrevocably undertaken to attend the respective EGMs of Munksjö and Ahlstrom and to vote in favour of the combination.

Advisors

Munksjö is being advised by Access Partners and SEB as financial advisors, and White & Case LLP as legal advisor. Ahlstrom is being advised by Nordea as financial advisor, and Hannes Snellman as legal advisor.

Stockholm, Sweden, 7 November 2016 Board of Directors Munksjö Oyj	Helsinki, Finland, 7 November 2016 Board of Directors Ahlstrom Corporation

PRESS AND ANALYST CONFERENCE

A joint press conference and conference call will be held today, 7 November 2016, at 11:00 a.m. EET (10:00 a.m. CET), at Restaurant Savoy (Eteläesplanadi 14, 7th floor) in Helsinki, Finland.

The presentation held at the event will be made available on the corporate websites of Munksjö and Ahlstrom during today.

The conference call will be sent live and can be followed on the Internet via the link below. An on-demand version will be available via the same link later today.

To join the conference call, participants are requested to dial one of the numbers below 5-10 minutes prior to the start of the event.

Conference call information

Finnish callers: +358 (0)9 7479 0404

Swedish callers: +46 (0)8 5065 3942

US callers: +1 719-457-2086

UK callers: +44 (0)330 336 9436

Conference ID: 9136329

Link to the webcast: http://qsb.webcast.fi/m/munksjo/munksjo_2016_1107_info/

For further information, please contact

Munksjö Oyj	Ahlstrom Corporation

Peter Seligson	Hans Sohlström
Chairman of the Board	Chairman of the Board
Tel. +358 50 1493	Tel. +358 400 547 717

Jan Åström
President and CEO
Tel. +46 10 250 1001

Contact person for Ahlstrom bondholders

Sakari Ahdekivi
CFO
Tel. +358 10 888 4768

Communications contacts

Anna Selberg	Satu Perälampi
SVP Communications	Vice President, Communications
Tel. +46 703 23 10 32	Tel. +358 10 888 4738

INFORMATION ON MUNKSJÖ AND AHLSTROM IN BRIEF

Munksjö in Brief

Munksjö is a world-leading manufacturer of advanced paper products developed with intelligent paper technology. Munksjö offers customer-specific innovative design and functionality in areas ranging from flooring, kitchens and furnishings to release papers, consumer-friendly packaging and energy transmission. The transition to a sustainable society is a natural driving force for Munksjö’s growth as the products can replace non-renewable materials. This is what “Made by Munksjö” stands for. Given Munksjö’s global presence and way of integrating with the customers, the company forms a worldwide service organisation with approximately 2,900 employees and 15 facilities located in France, Sweden, Germany, Italy, Spain, Brazil and China. Munksjö’s share is listed on Nasdaq in Helsinki and Stockholm. Read more at www.munksjo.com.

Ahlstrom in Brief

Ahlstrom provides innovative fiber-based materials with a function in everyday life. Ahlstrom is committed to growing and creating stakeholder value by proving the best performing sustainable fiber-based materials. Ahlstrom’s products are used in everyday applications such as filters, medical fabrics, life science and diagnostics, wallcoverings, tapes, and food and beverage packaging. In 2015, Ahlstrom’s net sales amounted to EUR 1.1 billion. Ahlstrom’s 3,300 employees serve customers in 22 countries. Ahlstrom’s share is listed on Nasdaq Helsinki. More information is available at www.ahlstrom.com.

IMPORTANT NOTICE

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release does not constitute a notice to an EGM or a merger prospectus and as such, does not constitute or form part of and should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity. Any decision with respect to the proposed statutory absorption merger of Ahlstrom into Munksjö should be made solely on the basis of information to be contained in the actual notices to the EGM of Munksjö and Ahlstrom, as applicable, and the merger prospectus related to the merger as well as on an independent analysis of the information contained therein. You should consult the merger prospectus for more complete information about Munksjö, Ahlstrom, their respective subsidiaries, their respective securities and the merger.

No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Munksjö nor Ahlstrom, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of Munksjö, Ahlstrom, their respective subsidiaries, their respective securities and the merger, including the merits and risks involved.

This release includes “forward-looking statements.” These statements may not be based on historical facts, but are statements about future expectations. When used in this release, the words “aims,” “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “should,” “will,” “would” and similar expressions as they relate to Munksjö, Ahlstrom, the merger or the combination of the business operations of Munksjö and Ahlstrom identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements are set forth in a number of places in this release, including wherever this release include information on the future results, plans and expectations with regard to the combined company’s business, including its strategic plans and plans on growth and profitability, and the general economic conditions. These forward-looking statements are based on present plans, estimates, projections and expectations and are not guarantees of future performance. They are based on certain expectations, which, even though they seem to be reasonable at present, may turn out to be incorrect. Such forward-looking statements are based on assumptions and are subject to various risks and uncertainties. Shareholders should not rely on these forward-looking statements. Numerous factors may cause the actual results of operations or financial condition of the combined company to differ materially from those expressed or implied in the forward-looking statements. Neither Munksjö nor Ahlstrom, nor any of their respective affiliates, advisors or representatives or any other person undertakes any obligation to review or confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this release.

This release includes estimates relating to the cost synergy benefits expected to arise from the merger and the combination of the business operations of Munksjö and Ahlstrom as well as the related integration costs, which have been prepared by Munksjö and Ahlstrom and are based on a number of assumptions and judgments. Such estimates present the expected future impact of the merger and the combination of the business operations of Munksjö and Ahlstrom on the combined company’s business, financial condition and results of operations. The assumptions relating to the estimated cost synergy benefits and related integration costs are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause the actual cost synergy benefits from the merger and the combination of the business operations of Munksjö and Ahlstrom, if any, and related integration costs to differ materially from the estimates in this release. Further, there can be no certainty that the merger will be completed in the manner and timeframe described in this release, or at all.

Notice to Shareholders in the United States

The new shares in Munksjö have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the applicable securities laws of any state or other jurisdiction of the United States. The new shares in Munksjö may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Munksjö will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

Munksjö and Ahlstrom are Finnish companies. Information distributed in connection with the merger and the related shareholder votes is subject to disclosure requirements of Finland, which are different from those of the United States. The financial information included in this release has been prepared in accordance with accounting standards in Finland, which may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Ahlstrom’s shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since Munksjö and Ahlstrom are located in non-U.S. jurisdictions, and all of their officers and directors are residents of non-U.S. jurisdictions. Ahlstrom’s shareholders may not be able to sue Munksjö or Ahlstrom or their officers or directors in a court in Finland for violations of the U.S. securities laws. It may be difficult to compel Munksjö and Ahlstrom and their affiliates to subject themselves to a U.S. court’s judgment.

Ahlstrom’s shareholders should be aware that Munksjö may purchase Ahlstrom’s securities otherwise than under the merger, such as in open market or privately negotiated purchases at any time during the pendency of the proposed offer.

[i]	Based on the twelve months ended 30 September 2016. Excluding merger effects and Ahlstrom’s divestment of Osnabrück.
ii	Based on the volume-weighted average share prices of Munksjö (EUR 12.71) and Ahlstrom (EUR 12.70) on Nasdaq Helsinki Ltd during the last month up to and including 4 November 2016.
iii	Based on the volume-weighted average share prices of Munksjö (EUR 11.86) and Ahlstrom (EUR 10.99) on Nasdaq Helsinki Ltd during the last three months up to and including 4 November 2016.
iv	Through AC Invest Five B.V. and AC Invest Six B.V.
[v]	Through Vimpu Intressenter Ab and Viknum AB. Includes also the shares held by Belgrano Inversiones Oy, a company controlled by Alexander Ehrnrooth (and not a part of the Virala group of companies).
vi	Through AC Invest Five B.V. and AC Invest Six B.V.
vii	Through Vimpu Intressenter Ab and Viknum AB. Includes also the shares held by Belgrano Inversiones Oy, a company controlled by Alexander Ehrnrooth (and not a part of the Virala group of companies).
viii	Including holdings of Baltiska Handels A.B.

ANNEX 1

MERGER PLAN

The Boards of Directors of Ahlstrom Corporation and Munksjö Oyj propose that Ahlstrom Corporation shall be merged into Munksjö Oyj through an absorption merger, so that all assets and liabilities of Ahlstrom Corporation shall be transferred without a liquidation procedure to Munksjö Oyj, as set forth in this merger plan (the “Merger Plan”) (the “Merger”).

As merger consideration, the shareholders of Ahlstrom Corporation shall receive new shares of Munksjö Oyj, in proportion to their existing shareholdings. Ahlstrom Corporation shall automatically dissolve as a result of the Merger.

The Merger shall be carried out in accordance with Chapter 16 of the Finnish Companies Act (624/2006, as amended) (the “Finnish Companies Act”) and Section 52 a of the Finnish Business Income Tax Act (360/1968, as amended).

1	Companies Involved in the Merger

1.1	Merging Company

Corporate name:	Ahlstrom Corporation (the “Merging Company”)
Business ID:	1670043-1
Address:	Alvar Aallon katu 3 C, FI-00100 Helsinki, Finland
Domicile:	Helsinki, Finland

The Merging Company is a public limited liability company, the shares of which are publicly traded on the official list of Nasdaq Helsinki Ltd (the “Helsinki Stock Exchange”).

1.2	Recipient Company

Corporate name:	Munksjö Oyj (the “Recipient Company”)
Business ID:	2480661-5
Address:	Eteläesplanadi 14, FI-00130 Helsinki, Finland
Domicile:	Helsinki, Finland

The Recipient Company is a public limited liability company, the shares of which are publicly traded on the official lists of the Helsinki Stock Exchange and Nasdaq Stockholm AB (the “Stockholm Stock Exchange”).

The Merging Company and the Recipient Company are hereinafter jointly referred to as the “Parties” or the “Companies Involved in the Merger”.

2	Reasons for the Merger

The Companies Involved in the Merger have on 7 November 2016 entered into a business combination agreement concerning the combination of the business operations of the Companies Involved in the Merger through a statutory absorption merger of the Merging Company into the Recipient Company in accordance with the Finnish Companies Act (the “Combination Agreement”). The purpose of the Merger is to create a global leader in sustainable and innovative fiber-based solutions, with leading global positions in the main product areas decor, filtration and release liners. The combined company will be better positioned to serve customers and will have a strengthened position in the value chain through increased size. Through the Merger, a strong and well-established platform will be created with multiple growth opportunities through a broadened customer base, a widened geographical footprint and expanded product and service offerings. Together, the Companies Involved in the Merger will be able to serve a broad range of end-market segments with complementary product and service offerings, which creates potential for innovation within new customer-focused solutions. The Companies Involved in the Merger have complementary geographical footprints inasmuch as the Recipient Company has strong market positions in Europe and South America and the Merging Company has strong market positions in Europe, North America and Asia, which opens up new geographical growth opportunities through coordination of the product portfolios and distribution and logistics networks. The combined company will have a more diversified revenue and earnings base through this wider geographic footprint and broader product offering and is expected to have a strong financial position and cash flow to support the combined company’s strategic growth ambitions. The increased size and strengthened capital base also gives potential for increased financing options and lower cost of debt. Furthermore, the Merger offers employees enhanced career opportunities, supporting the combined company’s ability to attract and retain top talent. The Merger is expected to create significant value for the stakeholders in the combined company through synergies resulting from the coordination of the operations of the Companies Involved in the Merger.

3	Amendments to the Recipient Company’s Articles of Association

Section 1, the first sentence of Section 2, Section 4 and Section 6 of the Articles of Association of the Recipient Company are proposed to be amended in connection with the registration of the execution of the Merger to read as follows:

“1 § The name of the Company is Ahlstrom-Munksjö Oyj. The domicile of the Company is Helsinki.”;

“2 § The Company’s field of business is to engage in the manufacture, converting and sale of fiber-based solutions and products and in other related or supporting activities.”;

“4 § The Board of Directors of the Company shall comprise a minimum of four (4) and a maximum of twelve (12) ordinary members.”; and

“6 § The Company shall have one (1) auditor, which shall be an audit firm authorised by the Finnish Patent and Registration Office.”

The Articles of Association, including the above proposals, are attached to this Merger Plan in its entirety as Appendix 1.

4	Board of Directors of the Recipient Company

According to the proposed Articles of Association of the Recipient Company, the Recipient Company shall have a Board of Directors consisting of a minimum of four (4) and a maximum of twelve (12) members. The number of the members of the Board of Directors of the Recipient Company shall be conditionally confirmed and the members of the Board of Directors shall be conditionally elected by the Extraordinary General Meeting of the Recipient Company resolving on the Merger. The term of such members of the Board of Directors shall commence on the date of registration of the execution of the Merger (the “Effective Date”) and shall expire at the end of the next annual general meeting of the Recipient Company following the Effective Date.

The Board of Directors of the Recipient Company, after consultation with the Shareholders’ Nomination Board of each of the Recipient Company and the Merging Company, proposes to the Extraordinary General Meeting of the Recipient Company resolving on the Merger that Peter Seligson, Elisabet Salander Björklund, Sebastian Bondestam, Alexander Ehrnrooth, Hannele Jakosuo-Jansson, Mats Lindstrand and Anna Ohlsson-Leijon, each a current member of the Board of Directors of the Recipient Company, be conditionally elected to continue to serve on the Board of Directors of the Recipient Company and that Hans Sohlström, Jan Inborr, Johannes Gullichsen and Harri-Pekka

Kaukonen, each a current member of the Board of Directors of the Merging Company, be conditionally elected as members of the Board of Directors of the Recipient Company for the term commencing on the Effective Date and expiring on the end of the next annual general meeting of the Recipient Company following the Effective Date.

The Board of Directors of the Recipient Company, after consultation with the Shareholders’ Nomination Boards of each of the Recipient Company and the Merging Company, may amend the above-mentioned proposal concerning the election of members of the Board of Directors of the Recipient Company, in case one or more of the above-mentioned persons would not be available for election at the Extraordinary General Meeting of the Recipient Company resolving on the Merger.

The Board of Directors of the Recipient Company, after consultation with the Shareholders’ Nomination Boards of each of the Recipient Company and the Merging Company, may as necessary convene a General Meeting of Shareholders after the Extraordinary General Meeting of the Recipient Company resolving on the Merger to resolve to supplement or amend the composition of the Board of Directors of the Recipient Company prior to the Effective Date, for example in case an elected member of the Board of Directors of the Recipient Company dies, resigns or has to be replaced by another person for some other reason.

5	Merger Consideration in shares

The shareholders of the Merging Company shall receive as merger consideration 0.9738 new shares of the Recipient Company for each share owned in the Merging Company (the “Merger Consideration”), that is, the Merger Consideration shall be issued to the shareholders of the Merging Company in proportion to their existing shareholding with a ratio of 0.9738:1. There is only one share class in the Recipient Company, and the shares of the Recipient Company do not have a nominal value.

In case the number of shares received by a shareholder of the Merging Company as Merger Consideration would be a fractional number, the fractions shall be rounded down to the nearest whole number. Fractional entitlements to new shares of the Recipient Company shall be aggregated and sold in the market and the proceeds shall be distributed pro rata to the Merging Company’s shareholders entitled to receive such fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by the Recipient Company.

The allocation of the Merger Consideration is based on the shareholding in the Merging Company at the end of the last trading day preceding the Effective Date. The final total number of shares in the Recipient Company issued as Merger Consideration shall be determined on the basis of the number of shares in the Merging Company held by shareholders, other than the Merging Company itself, on the Effective Date. On the date of this Merger Plan, the Merging Company holds 72,752 treasury shares. Based on the situation on the date of this Merger Plan, the total number of shares in the Recipient Company to be issued as Merger Consideration would therefore be 45,376,992 shares.

6	Other consideration

Apart from the Merger Consideration to be issued in the form of new shares of the Recipient Company and proceeds from the sale of fractional entitlements, all as set forth in Section 5 above, no other consideration shall be distributed to the shareholders of the Merging Company.

7	Distribution of the Merger Consideration, other terms and conditions concerning the Merger Consideration and the grounds for the determination of the Merger Consideration

The Merger Consideration shall be distributed to the shareholders of the Merging Company on the Effective Date or as soon as reasonably possible thereafter.

The Merger Consideration shall be distributed in the book-entry securities system maintained by Euroclear Finland Ltd. The Merger Consideration payable to each shareholder of the Merging Company shall be calculated, using the exchange ratio set forth in Section 5 above, based on the number of shares in the Merging Company registered in the book-entry accounts of each such shareholder at the end of the last trading day preceding the Effective Date. The Merger Consideration shall be distributed automatically, and no actions are required from the shareholders of the Merging Company in relation thereto. The new shares of the Recipient Company distributed as Merger Consideration shall carry full shareholder rights as from the date of their registration.

The Merger Consideration has been determined based on the relative valuations of the Merging Company and the Recipient Company. The value determination has been made by applying generally used valuation methods. The value determination has primarily been based on the market value of the Companies Involved in the Merger on the Helsinki Stock Exchange.

Based on their respective relative value determination, which is supported by a fairness opinion received by each of the Merging Company and the Recipient Company from their respective financial advisors, the Board of Directors of the Merging Company and the Board of Directors of the Recipient Company have each concluded that the Merger and the Merger Consideration are in the best interest of the Merging Company and the Recipient Company, respectively, and in the best interest of their respective shareholders.

8	Option rights and other special rights entitling to shares

The Merging Company has not issued any option rights or other special rights entitling to shares referred to in Chapter 10, Section 1 of the Finnish Companies Act.

9	Share capital of the Recipient Company

The share capital of the Recipient Company shall be increased by EUR 70,000,000.00, in connection with the registration of the execution of the Merger in accordance with the preferred accounting treatment first described in Section 10.

10	Description of assets, liabilities and shareholders’ equity of the Merging Company and of the circumstances relevant to their valuation, of the effect of the Merger on the balance sheet of the Recipient Company and of the accounting treatment to be applied in the Merger

In the Merger, all (including known, unknown and conditional) assets, liabilities and responsibilities as well as agreements and commitments and the rights and obligations relating thereto of the Merging Company, and any items that replace or substitute any such item, shall be transferred to the Recipient Company.

The assets and liabilities of the Merging Company have been booked and valued in accordance with the Finnish Accounting Act (1336/1997, as amended). In the Merger, the Recipient Company shall enter the transferring assets and liabilities to its balance sheet at the book values of the Merging Company at the Effective Date in accordance with the provisions of the Finnish Accounting Act and the Finnish Accounting Standards Board Statement 1253/17.1.1994. The equity of the Recipient Company shall be formed in the Merger applying merger accounting so that the amount recorded to the share capital of the Recipient Company in accordance with Section 9 above shall equal the amount of share capital of the Merging Company, the amount entered to the retained earnings shall equal the amount of the retained earnings of the Merging Company and the amount entered to the reserve for invested unrestricted equity of the Recipient Company shall equal the reserve for invested unrestricted equity of the Merging Company and the merger result shall be recorded to the unrestricted equity of the Recipient Company or, alternatively, by using the acquisition method under which the amount of the Merger Consideration exceeding the share capital increase shall be recorded to the reserve for invested unrestricted equity of the Recipient Company and the difference between the Merger Consideration and the net assets transferred will be capitalized.

An account of the assets, liabilities and shareholders’ equity of the Merging Company and the factors relevant to their valuation is attached to this Merger Plan as Appendix 2.

A proposal on (i) the planned effect of the Merger on the balance sheet of the Recipient Company and (ii) the accounting treatments applied in the Merger has been described in the preliminary presentation of the balance sheet of the Recipient Company attached to this Merger Plan as Appendix 2.

The final effects of the Merger on the balance sheet of the Recipient Company will, however, be determined according to the situation and the Finnish Accounting Standards in force as per the Effective Date.

11	Matters outside ordinary business operations

From the date of this Merger Plan, each of the Parties shall continue to conduct their operations in the ordinary course of business and in a manner consistent with past practice of the relevant Party.

The Board of Directors of the Merging Company proposes to the Extraordinary General Meeting of the Merging Company resolving on the Merger that the Board of Directors of the Merging Company be authorized to resolve on the payment of a dividend in the maximum total amount of EUR 0.49 per each outstanding share in the Merging Company (representing a maximum total amount of approximately EUR 22,832,949 after excluding the treasury shares held by the Merging Company) to the shareholders of the Merging Company prior to the Effective Date. Further, the Board of Directors of the Merging Company proposes to the Extraordinary General Meeting of the Merging Company resolving on the Merger that the Board of Directors of the Merging Company would be authorized to resolve on the issuance of new shares to the Merging Company free of charge for the purpose that the Merging Company may dispose of such treasury shares pursuant to its Long Term Incentive Plan 2014-2018 (the “LTIP Treasury Shares”). Such LTIP Treasury Shares shall, however, not be disposed of in the event the Merger is executed in accordance with this Merger Plan.

The Board of Directors of the Recipient Company proposes to the Extraordinary General Meeting of the Recipient Company resolving on the Merger that the Board of Directors of the Recipient Company be authorized to resolve on the payment of funds from the reserve for invested unrestricted equity as return of equity in the total amount of maximum EUR 0.45 per each outstanding share in the Recipient Company (representing a maximum total amount of approximately EUR 22,842,711 after excluding the treasury shares held by the Recipient Company) to the shareholders of the Recipient Company prior to the Effective Date.

Except as set forth above and in the Combination Agreement, the Merging Company and the Recipient Company shall during the Merger process not resolve on any matters (regardless of whether such matters are ordinary or extraordinary) which would affect the shareholders’ equity or number of outstanding shares in the relevant company, including but not limited to corporate acquisitions and divestments, share issues, acquisition or disposal of treasury shares, changes in share capital, or any comparable actions, or take or commit to take any such actions.

12	Capital loans

Neither the Merging Company nor the Recipient Company has issued any capital loans, as defined in Chapter 12, Section 1 of the Finnish Companies Act.

13	Shareholdings between the Merging Company and the Recipient Company

On the date of this Merger Plan, the Merging Company or its subsidiaries do not hold and the Merging Company agrees not to acquire (and to cause its subsidiaries not to acquire) any shares in the Recipient Company and the Recipient Company does not hold and agrees not to acquire any shares in the Merging Company.

On the date of this Merger Plan, the Merging Company holds 72,752 treasury shares.

14	Business mortgages

On the date of this Merger Plan, there are no business mortgages as defined in the Finnish Act on Business Mortgages (634/1984, as amended) pertaining to the assets of either the Merging Company or the Recipient Company.

15	Special benefits or rights in connection with the Merger

Except as set forth below, no special benefits or rights, each within the meaning of the Finnish Companies Act, shall be granted in connection with the Merger to any members of the Board of Directors, the Managing Director or the auditors of either the Merging Company or the Recipient Company, or to the auditors issuing statements on this Merger Plan to the Merging Company and the Recipient Company.

The CEO of the Merging Company is entitled to a success bonus in the amount equaling his six months’ base salary and payable upon the execution of the Merger. The remuneration of the auditors issuing their statement on this Merger Plan is proposed to be paid in accordance with an invoice approved by the Board of Directors of the Recipient Company.

16	Planned registration of the execution of the Merger

The planned Effective Date, meaning the planned date of registration of the execution of the Merger, shall be 1 April 2017 (effective registration time approximately at 00:01), however, subject to the fulfilment of the preconditions in accordance with the Finnish Companies Act and the conditions for executing the Merger set forth below in Section 18. The Effective Date may change if, among other things, the execution of measures described in this Merger Plan takes longer than what is currently estimated, or if circumstances related to the Merger otherwise necessitate a change in the time schedule or if the Boards of Directors of the Companies Involved in the Merger jointly resolve to file the Merger to be registered prior to, or after, the planned registration date.

17	Listing of the new shares of the Recipient Company and delisting of the shares of the Merging Company

The Recipient Company shall apply for the listing of the new shares to be issued by the Recipient Company as Merger Consideration to public trading on the Helsinki Stock Exchange and the Stockholm Stock Exchange. The trading in the new shares shall begin on or about the first trading day following the Effective Date or as soon as reasonably possible thereafter.

The trading in the shares of the Merging Company on the Helsinki Stock Exchange is expected to end on the Effective Date, at the latest, and the shares in the Merging Company are expected to cease to be listed on the Helsinki Stock Exchange as of the Effective Date, at the latest.

18	Conditions for executing the Merger

The execution of the Merger is conditional upon the satisfaction or, to the extent permitted by applicable law, waiver of each of the conditions set forth below:

(i)	the Merger having been duly approved by the Extraordinary General Meeting of shareholders of the Merging Company provided, however, that shareholders of the Merging Company representing no more than twenty (20) per cent of all shares and votes in the Merging Company having demanded the redemption of his/her/its shares in the Merging Company pursuant to Chapter 16, Section 13 of the Finnish Companies Act;

(ii)	the Merger, the proposed amendments to the Articles of Association and the election of the members of the Board of Directors as set forth in Sections 3 and 4 above, respectively, having been duly approved by the Extraordinary General Meeting of shareholders of the Recipient Company;

(iii)	the Extraordinary General Meeting of the Merging Company and the Recipient Company having resolved on the authorization regarding the distribution of funds as described in Section 11 and such distribution having been executed;

(iv)	the necessary competition clearances having been obtained for the Merger;

(v)	the Recipient Company having obtained from both the Helsinki Stock Exchange and the Stockholm Stock Exchange written confirmations that the listing of the Merger Consideration on the official lists of said stock exchanges will take place promptly upon the Effective Date;

(vi)	the sale by the Merging Company of its entire interest in the plant located at Osnabrück, Germany, having been completed in the manner consistent with the terms and conditions of the related share purchase agreement;

(vii)	the financing required in connection with the Merger being available materially in accordance with the new facilities agreements of the Recipient Company and the Merging Company;

(viii)	no default under any of the material finance arrangements of the Merging Company, as defined in the Combination Agreement, having occurred and being continuing if, in the opinion of either Company Involved in the Merger (in each case, acting reasonably and based on advice of legal counsel), such default would have a material adverse effect on the Merger or the combined company;

(ix)	no default under the material finance arrangements of the Recipient Company, as defined in the Combination Agreement, having occurred and being continuing if, in the opinion of either Company Involved in the Merger (in each case, acting reasonably and based on advice of legal counsel), such default would have a material adverse effect on the Merger or the combined company;

(x)	the repayment or securing by collateral of the total aggregate amount of the receivables required by creditors objecting to the Merger in accordance with Chapter 16, Section 15 of the Finnish Companies Act, if any, not resulting in a default by the Merging Company under any of the material finance arrangements of the Merging Company, as defined in the Combination Agreement, or, in the event of any such default, the necessary waivers and consents having been granted;

(xi)	the Combination Agreement not having been terminated in accordance with its provisions; and

(xii)	no event, circumstance or change having occurred on or after the date of the Combination Agreement that would have a material adverse effect as defined in the Combination Agreement in respect of the Merging Company or the Recipient Company.

This Merger Plan has been executed in two (2) identical counterparts, one for the Merging Company and one for the Recipient Company.

(Signatures to follow)

In Helsinki, 7 November 2016

AHLSTROM CORPORATION

/s/ HANS SOHLSTRÖM
Hans Sohlström
Chairman of the Board of Directors

In Helsinki, 7 November 2016

MUNKSJÖ OYJ

/s/ ELISABET SALANDER BJÖRKLUND	/s/ JAN ÅSTRÖM
Elisabet Salander Björklund Deputy Chairman of the Board	Jan Åström President and CEO

APPENDICES TO THE MERGER PLAN

Appendix 1	Amended Articles of Association of the Recipient Company

Appendix 2	Description of assets, liabilities and shareholders’ equity and valuation of the Merging Company and the preliminary presentation of the balance sheet of the Recipient Company

Appendix 3	Auditors’ statement in accordance with Chapter 16, Section 4 of the Finnish Companies Act

APPENDIX 1

Amended Articles of Association of the Recipient Company

MUNKSJÖ OYJ

ARTICLES OF ASSOCIATION

1 §	The name of the Company is Ahlstrom-Munksjö Oyj. The domicile of the Company is Helsinki.

2 §	The Company’s field of business is to engage in the manufacture, converting and sale of fiber-based solutions and products and in other related or supporting activities. The Company may operate either directly or through subsidiaries and associated companies. The Company may also as the parent company take case of the Group companies’ common tasks such as administrative services and financing, and own real estate, shares and other securities.

3 §	The shares of the Company belong to the book-entry securities system.

4 §	The Board of Directors of the Company shall comprise a minimum of four (4) and a maximum of twelve (12) ordinary members.

5 §	The Company is represented by the chairman of the Board of Directors and the President and CEO, each alone, as well as by two members of the Board of Directors together.

The Board of Directors may grant the right to represent the Company to a named person.

6 §	The Company shall have one (1) auditor, which shall be an audit firm authorised by the Finnish Patent and Registration Office.

7 §	The Company’s financial period shall be the calendar year.

8 §	General meetings shall be convened by a notice published on the website of the Company, no earlier than three (3) months and no later than three (3) weeks prior to the General Meeting. The notice shall in any event be published no later than nine (9) days before the record date of the General Meeting. In addition, the Board of Directors may decide to publish the notice of meeting, in whole or in part, in a manner it considers appropriate.

9 §	In order to attend a General Meeting, a shareholder must notify the Company by the date stated in the notice of meeting, which date may be no earlier than ten (10) days prior to the meeting.

APPENDIX 2

Description of assets, liabilities and shareholders’ equity and valuation of the Merging Company and the preliminary presentation of the balance sheet of the Recipient Company

The balance sheets of the Recipient Company and Merging Company before the Merger as at 30 September 2016 and the illustrative Merger Balance Sheet of the Recipient Company after the Merger at that date calculated under the merger accounting method are presented below. The final effects of the Merger on the balance sheet of the Recipient Company will be determined according to the situation and the Finnish Accounting Standards in force as per the Effective Date.

EUR in million	Recipient Company before Merger	Merging Company before Merger¹	Merger accounting²	Recipient Company Merger Balance Sheet³
ASSETS
Intangible assets	16.7	4.2	—	20.9
Tangible assets		0.5	—	0.5
Investments	374.7	724.7	—	1,099.4
Loan receivables from group companies	248.0	50.0	—	298.0
Other receivables		0.3	—	0.3
Deferred tax asset	2.0	0.7	—	2.8

Total non-current assets	641.5	780.5	—	1,422.0

Current assets
Receivables from group companies	33.6	12.8	—	46.3
Other receivables	0.1	2.2	—	2.3

Total current assets	33.7	15.0	—	48.7
Cash and cash equivalents	98.1	15.2	—	113.3

Total assets	773.3	810.6	—	1,584.0

EUR in million	Recipient Company before Merger	Merging Company before Merger¹	Merger accounting²	Recipient Company Merger Balance Sheet³
EQUITY AND LIABILITIES
Equity
Share capital	15.0	70.0	—	85.0
Reserve for invested unrestricted equity	286.2	61.1	61.8	409.1
Retained earnings	(27.7)	335.6	(61.8)	246.1

Total equity	273.5	466.7	—	740.2

Provisions	0.7	3.6	—	4.3
Cumulative accelerated depreciation		0.5	—	0.5
Non-current liabilities
Borrowings	286.2	199.6	—	485.9
Borrowings from group companies	13.0		—	13.0
Borrowings from joint ventures and associated companies	1.8	0.7	—	2.5

Total non-current liabilities	301.0	200.3	—	501.4

Current liabilities
Borrowings	16.0	35.0	—	51.0
Borrowings from group companies	179.6	90.4	—	270.0
Accounts payable to group companies	0.0	0.3	—	0.3
Other short-term liabilities	2.5	13.8	—	16.3

Total current liabilities	198.1	139.5	—	337.6

Total liabilities	499.9	343.9	—	843.8

Total equity and liabilities	773.3	810.6	—	1,584.0

¹	As announced by the Merging Company on 7 November 2016, the Merging Company has signed an agreement to divest its Osnabrück plant in Germany to Kämmerer GmbH. The balance sheet of the Merging Company has not been adjusted for the sale of the Osnabrück plant in Germany in this illustrative Recipient Company Merger Balance Sheet.
²	The equity of the Recipient Company shall be formed in the Merger applying merger accounting so that the amount recorded to the share capital of the Recipient Company shall equal the amount of share capital of the Merging Company, the amount entered to the retained earnings shall equal the amount of the retained earnings of the Merging Company and the amount entered to the reserve for invested unrestricted equity of the Recipient Company shall equal the reserve for invested unrestricted equity of the Merging Company. The difference between the Merger Consideration and the net assets of the Merging Company shall be recorded to the unrestricted equity of the Recipient Company. The Merger Consideration shall be calculated in accordance with the Finnish Accounting Standards using the share price of the Recipient Company and final total number of shares to be issued as Merger Consideration on the Effective Date. For the purpose of the Merger Consideration used for the illustrative Recipient Company Merger balance sheet, the last trading price of the Recipient Company’s shares on 2 November 2016 of EUR 12.76 and the number of new shares of the Recipient Company of 45,376,992 has been used.
³	The Board of Directors of the Merging Company and the Recipient Company propose to distribute funds in the total amount of approximately EUR 23 million (as further set out in Section 11 of the Merger Plan) each to their respective shareholders prior to the Effective Date. The illustrative Recipient Company’s Merger Balance Sheet presented herein has not been adjusted for the proposed distributions.

KPMG Oy Ab Töölönlahdenkatu 3 A PO Box 1037 00101 Helsinki, FINLAND	Telephone +358 20 760 3000 www.kpmg.fi	APPENDIX 3

This documents is a translation from the Finnish original

Auditor’s Statement to the Extraordinary Shareholders Meeting of Munksjö Oyj

We have performed an engagement providing reasonable assurance relating to the merger plan prepared by the Boards of Directors of Munksjö Oyj and Ahlstrom Corporation dated 7 November 2016. The Board of Directors of Munksjö Oyj has decided to propose to the extraordinary shareholders meeting to decide that Ahlstrom Corporation shall merge into Munksjö Oyj. The Boards of the Directors of the companies have prepared a merger plan with respect to the proposed merger. According to the conditions in the merger plan the shareholders of Ahlstrom Corporation shall receive as merger consideration 0.9738 shares of Munksjö Oyj for each share owned in Ahlstrom Corporation.

The proposed share exchange ratio is based on the valuation results of using valuation methods for determining the values of the companies as described in the merger plan prepared by the Boards of Directors.

The responsibility of the Board of Directors

The Boards of Directors of Munksjö Oyj and Ahlstrom Corporation are responsible for the preparation of the merger plan and that the merger plan gives a true and fair view of the basis on which the merger consideration is determined and the distribution of the merger consideration in accordance with the Finnish Limited Liability Companies Act.

The Auditor’s independence and quality control

We are independent of Munksjö Oyj according to the ethical requirements in Finland and we have complied with other ethical requirements, which apply to the engagement conducted.

The practitioner applies International Standard on Quality Control 1 (ISQC 1) and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s Responsibility

Our responsibility is based on our work to report on the merger plan and examine and to report whether the merger will compromise the repayment of the current debts of Munksjö Oyj. We conducted our reasonable assurance engagement in accordance with ISAE 3000 (International Standard on Assurance Engagements, Revised). The engagement includes performing procedures to obtain evidence on whether the merger plan gives a true and fair view in accordance with the Finnish Limited Liability Companies Act of basis on which the merger consideration is determined, of the distribution of the merger consideration and whether the merger compromise the repayment of the current debts of Munksjö Oyj.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, based on chapter 16 section 4 in the Finnish Limited Liability Companies Act, the merger plan gives in all material respect a true and fair view in accordance with the Finnish Limited Liability Companies Act of the basis on which the merger consideration is determined, and of the distribution of the merger consideration. According to our understanding the merger does not compromise the repayment of the current debts of Munksjö Oyj.

Helsinki, 7 November 2016

KPMG Oy Ab

Sixten Nyman

Authorised Public Accountant

Auditor’s Statement

(Translation from the Finnish original)

To the Extraordinary General Meeting of Ahlstrom Corporation

We have undertaken a reasonable assurance engagement of the merger plan prepared by the Board of Directors of Ahlstrom Corporation and Munksjö Oyj dated 7 November, 2016. The Board of Directors of Ahlstrom Corporation have decided to propose to the extraordinary general meeting to decide that Ahlstrom Corporation shall merge into Munksjö Oyj. The Boards of Directors of the merging companies have prepared a merger plan with respect to the proposed merger. According to the conditions of the merger the shareholders of Ahlstrom Corporation shall receive as merger consideration 0,9738 new shares of Munksjö Oyj for each share owned in Ahlstrom Corporation. The proposed share exchange ratio is based on the valuation results of applying the valuation methods for determining the values of the companies as described in the merger plan prepared by the Boards of Directors.

Responsibilities of the Board of Directors

The Boards of Directors of Ahlstrom Corporation and Munksjö Oyj are responsible for the preparation of a merger plan that gives a true and fair view of the basis on which the merger consideration is determined and of the distribution of the merger consideration in accordance with the Finnish Limited Liability Companies Act.

Auditor’s independence and quality control

We are independent of Ahlstrom Corporation in accordance with the ethical requirements that are relevant to our engagement in Finland, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers Oy applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s Responsibilities

Our responsibility is to express an opinion on the merger plan. We conducted our reasonable assurance engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000 (Revised). The engagement involves performing procedures to obtain evidence on whether the merger plan gives a true and fair view of the basis on which the merger consideration is determined and of the distribution of the merger consideration in accordance with the Finnish Limited Liability Companies Act.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, based on Chapter 16 Section 4 of the Finnish Limited Liability Companies Act, the merger plan gives, in all material respects, a true and fair view of the basis on which the merger consideration is determined and of the distribution of the merger consideration in accordance with the Finnish Limited Liability Companies Act.

Helsinki, 7 November 2016

PricewaterhouseCoopers Oy
Authorised Public Accountants

Markku Katajisto
Authorised Public Accountant (KHT)

PricewaterhouseCoopers Oy, tilintarkastusyhteisö, PL 1015 (Itämerentori 2), 00101 HELSINKI Puh. 020 787 7000, faksi 020 787 8000, www.pwc.fi Kotipaikka Helsinki, y-tunnus 0486406-8

ANNEX 2

SUMMARY OF THE COMBINATION AGREEMENT

This summary is not an exhaustive presentation of all the terms and conditions of the Combination Agreement. The summary aims to describe the terms and conditions of the Combination Agreement to the extent that such terms and conditions may materially affect a shareholder’s assessment of the terms and conditions of the merger. Nothing in the Combination Agreement (or this summary thereof) confers any rights or obligations on any person other than Munksjö and Ahlstrom.

General

Pursuant to the Combination Agreement entered into by and between Munksjö and Ahlstrom on 7 November 2016, Munksjö and Ahlstrom have agreed to combine their business operations under one management by way of a statutory merger pursuant to the Finnish Companies Act, whereby all assets and liabilities of Ahlstrom will be transferred to Munksjö, without a liquidation procedure, through an absorption merger upon the completion of which Ahlstrom will automatically dissolve and cease to exist as a separate legal entity.

Representations, Warranties and Undertakings

The Combination Agreement contains certain customary representations and warranties as well as undertakings, such as, inter alia, each party conducting its businesses in the ordinary course of business before the completion of the merger, keeping the other party informed of any and all matters that may be of material relevance for the purposes of effecting the completion of the merger, cooperating with the other party in making necessary regulatory filings and cooperating with the other party in respect of the financing of the combined company. Munksjö and Ahlstrom have also undertaken to prepare for certain governance arrangements that will be implemented by Munksjö after the completion of the merger. In addition, Munksjö and Ahlstrom each undertake not to solicit competing proposals. Munksjö and Ahlstrom agree to bear their own fees, costs and expenses incurred in connection with the merger.

Munksjö and Ahlstrom give each other customary reciprocal representations and warranties related to, inter alia, authority to enter into the Combination Agreement, due incorporation, status of the shares in the respective company, compliance with applicable securities laws, preparation of financial statements, compliance with licenses and laws, ownership of intellectual property, absence of a breach of contracts, taxes and the completeness of the due diligence materials provided to the other party. In addition, Munksjö gives customary representations and warranties regarding the new shares in Munksjö to be issued as merger consideration to Ahlstrom’s shareholders.

The Board of Directors of Munksjö undertakes to propose to the EGM of Munksjö that the EGM of Munksjö grants an authorization to the Board of Directors of Munksjö to resolve upon the payment by Munksjö of funds from the reserve for invested unrestricted equity as return of equity in the total amount of approximately EUR 23 million, corresponding to EUR 0.45 per share in Munksjö, to the shareholders of Munksjö prior to the completion of the merger.

The Board of Directors of Ahlstrom undertakes to propose to the EGM of Ahlstrom that the EGM of Ahlstrom grants an authorization to the Board of Directors of Ahlstrom to resolve upon the payment by Ahlstrom of a dividend in the total amount of approximately EUR 23 million, corresponding to EUR 0.49 per share in Ahlstrom, to the shareholders of Ahlstrom prior to the completion of the merger.

Ahlstrom undertakes to use its reasonable best efforts to negotiate with any creditor of Ahlstrom objecting to the merger in order to reach an agreement regarding the merger or to commence a process at a relevant district court to obtain a confirmatory judgment that the underlying receivable of such objecting creditor has been repaid or such objecting creditor has been provided with sufficient collateral, if applicable.

Conditions to the Completion of the Merger

The completion of the merger is conditional upon the satisfaction or, to the extent permitted by applicable law, waiver of each of the following conditions:

•	the merger having been duly approved by the EGM of Ahlstrom provided, however, that shareholders of Ahlstrom representing no more than 20 per cent of all shares and votes in Ahlstrom having demanded the redemption of his/her/its shares in Ahlstrom pursuant to Chapter 16, Section 13 of the Finnish Companies Act;

•	the merger, the proposed amendments to the articles of association and the election of the members of the Board of Directors having been duly approved by the EGM of Munksjö;

•	the EGMs of Munksjö and Ahlstrom having resolved on the authorization regarding the distribution of funds as described under “—Representations, Warranties and Undertakings” above and such distribution having been executed;

•	the necessary competition clearances having been obtained for the merger;

•	Munksjö having obtained from both Nasdaq Helsinki Ltd and Nasdaq Stockholm Ltd written confirmations that the listing of the merger consideration on the official lists of said stock exchanges will take place promptly upon the registration of the completion of the merger;

•	the sale by Ahlstrom of its entire interest in the plant located at Osnabrück, Germany, having been completed in the manner consistent with the terms and conditions of the related share purchase agreement;

•	the financing required in connection with the merger being available materially in accordance with the new facilities agreements of Munksjö and Ahlstrom;

•	no default under any of the material finance arrangements of Ahlstrom, as defined in the Combination Agreement, having occurred and being continuing if, in the opinion of either Munksjö or Ahlstrom (in each case, acting reasonably and based on advice of legal counsel), such default would have a material adverse effect on the merger or the combined company;

•	no default under the material finance arrangements of Munksjö, as defined in the Combination Agreement, having occurred and being continuing if, in the opinion of either Munksjö or Ahlstrom (in each case, acting reasonably and based on advice of legal counsel), such default would have a material adverse effect on the merger or the combined company;

•	the repayment or securing by collateral of the total aggregate amount of the receivables required by creditors objecting to the merger in accordance with Chapter 16, Section 15 of the Finnish Companies Act, if any, not resulting in a default by Ahlstrom under any of the material finance arrangements of Ahlstrom, as defined in the Combination Agreement, or, in the event of any such default, the necessary waivers and consents having been granted;

•	the Combination Agreement not having been terminated in accordance with its provisions; and

•	no event, circumstance or change having occurred on or after the date of the Combination Agreement that would have a material adverse effect as defined in the Combination Agreement in respect of Munksjö or Ahlstrom.

Munksjö and Ahlstrom have agreed to use reasonable best efforts to cause all conditions precedent to be satisfied by 1 August 2017 and to take all other necessary actions set forth in the Combination Agreement.

Termination

The Combination Agreement may be terminated by mutual written consent duly authorized by the Boards of Directors of Munksjö and Ahlstrom. If the merger has not been completed by 1 August 2017 or if it becomes evident that the completion of the merger cannot take place before such date, Munksjö or Ahlstrom may terminate the Combination Agreement, provided that the party causing such failure will not have the right to terminate. In addition, each of Munksjö and Ahlstrom may terminate the Combination Agreement if, among other things, the resolutions necessary to implement the merger at the EGMs of Munksjö and Ahlstrom have not been considered by a relevant general meeting by 1 August 2017 or if upon consideration by the relevant general meetings, such resolutions fail to be duly approved, or if any governmental entity including, but not limited to, any competition authority, gives an order or takes any regulatory action that is non-appealable and conclusively prohibits the completion of the merger. Furthermore, each of Munksjö and Ahlstrom may terminate the Combination Agreement in case of a breach by the other party of any of the representations, warranties, covenants, undertakings or agreements under the Combination Agreement if such breach has resulted, or could reasonably be expected to result, in a material adverse effect in respect of the breaching party.

Governing Law

The Combination Agreement is governed by Finnish law.